# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Organogenesis Holdings Inc., CIK 0001661181
CUSIP: 68621F102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Dan Road, Canton, Massachusetts (MA), 02021
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0001244191
Persons authorized to receive notices and communications: Lori Freedman, Organogenesis Holdings Inc., 85 Dan Road, Canton, Massachusetts (MA), 02021, (781) 575-0775; William R. Kolb, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Ryan M. Rourke Reed, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- Glenn H. Nussdorf (CIK 0001244191): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,994,161; shared voting power 1,254,399; sole dispositive power 10,994,161; shared dispositive power 1,254,399; aggregate amount beneficially owned 12,248,560 (9.7% of the class)
- GN 2016 Family Trust u/a/d August 12, 2016 (CIK 0001757453): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 918,680; shared voting power 0; sole dispositive power 918,680; shared dispositive power 0; aggregate amount beneficially owned 918,680 (0.7% of the class)
- GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (CIK 0001757452): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,928,570; shared voting power 0; sole dispositive power 7,928,570; shared dispositive power 0; aggregate amount beneficially owned 7,928,570 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Organogenesis Holdings Inc.
Address of issuer's principal executive offices: 85 Dan Road, Canton, Massachusetts (MA), 02021
Comment:
This Amendment No. 11 (this "Amendment No. 11") amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019, Amendment No. 2 to the statement on Schedule 13D filed on November 19, 2020, Amendment No. 3 to the statement on Schedule 13D filed on May 11, 2021, Amendment No. 4 to the statement on Schedule 13D filed on June 1, 2021, Amendment No. 5 to the statement on Schedule 13D filed on December 17, 2021, Amendment No. 6 to the statement on Schedule 13D filed on December 30, 2021, Amendment No. 7 to the statement on Schedule 13D filed on November 14, 2024, Amendment No. 8 to the statement on Schedule 13D filed on January 3, 2025, Amendment No. 9 to the statement on Schedule 13D filed on January 13, 2025, and Amendment No. 10 to the statement on Schedule 13D filed on June 26, 2025 (such Schedule 13D and amendments, the "Original Statement"), on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016, GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016, RED Holdings, LLC and Josette Ades (each, a "Group Member" and, collectively, the "Group"). The Original Statement, as amended by this Amendment No. 11 (the "Statement"), relates to shares of Class A common stock, par value $0.0001 per share (the "Shares"), of Organogenesis Holdings Inc., a Delaware corporation (the "Issuer").

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 11 supplements Item 3 and amends and restates Items 2 and 5(a)-(c), as set forth below. Except as set forth in this Amendment No. 11, all previous Items in the Original Statement remain unchanged.

As previously reported in the Original Statement, on June 24, 2025, the Group Members determined that, in light of the termination of the Controlling Stockholders' Agreement on March 10, 2025, and the expiration of the term of the directors last nominated and elected pursuant thereto at the Issuer's 2025 Annual Meeting of Stockholders, the Group Members no longer constitute a "group" within the meaning of Rule 13d-5 under the Act.

This Amendment No. 11 relates solely to Shares held by Mr. Nussdorf, the GN 2016 Family Trust u/a/d August 12, 2016 (the "GN Trust") and the GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (the "GN GRAT", together with the GN Trust, the "Trusts", and the Trusts, together with Mr. Nussdorf, the "Reporting Persons" and each a "Reporting Person").

## Item 2. Identity and Background
Name of person filing: The names of the Reporting Persons are Glenn H. Nussdorf, the GN Trust and the GN GRAT.
Residence or business address: The business address of Mr. Nussdorf and the Trusts is 35 Sawgrass Drive, Bellport, NY 11713.
Present principal occupation or employment: Mr. Nussdorf is the President and Chief Executive Officer of Quality King Distributors, Inc., a distributor of health and beauty care products and prescription drugs located at 35 Sawgrass Drive, Bellport, NY 11713. The principal business of each of the Trusts is holding, managing, investing and distributing the trust property and the proceeds therefrom. The Trusts were formed for estate planning purposes.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Nussdorf is a citizen of the United States. Each of the Trusts was formed and operates in the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Statement, are based on a total of 126,857,709 Shares, which reflects the number of Shares reported as outstanding on July 31, 2025, in the Quarterly Report on Form 10-Q filed by the Issuer on August 7, 2025. All of the Share numbers reported below, and on each Reporting Person's cover page to this Statement, are as of October 30, 2025. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

Glenn H. Nussdorf is the beneficial owner of a total of 12,248,560 Shares, representing approximately 9.7% of the outstanding Shares and consisting of (i) 3,065,591 Shares held by Mr. Nussdorf, (ii) 918,680 Shares held by the GN Trust, (iii) 7,928,570 Shares held by the GN GRAT and (iv) 335,719 Shares held by the Glenn Nussdorf 10 Year Follow On Trust Dated 11-1-1998 (the "GN Follow On Trust").

The GN Trust is the beneficial owner of a total of 918,680 Shares, representing approximately 0.7% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 7,928,570 Shares, representing approximately 6.2% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is the trustee of the GN GRAT.

The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Glenn H. Nussdorf exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by the GN GRAT. Mr. Nussdorf exercises shared voting and dispositive power over the Shares held by the GN Trust and the GN Follow on Trust. Mr. Nussdorf disclaims beneficial ownership of the Shares held by the Trusts and the GN Follow on Trust, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: None of the Trusts nor Mr. Nussdorf have effected any transactions in Shares during the past 60 days. Notwithstanding the foregoing, on May 14, 2025, the GN Follow On Trust purchased 251,001 Shares at a weighted average price of $3.0878 per Share. These Shares were purchased in multiple transactions at prices ranging from $3.00 to $3.10, inclusive. On May 15, 2025, the GN Follow On Trust purchased 107,494 Shares at a weighted average price of $2.9862 per Share. These Shares were purchased in multiple transactions at prices ranging from $2.9725 to $3.00, inclusive. On June 9, 2025, the GN Follow On Trust sold 4,156 Shares at a weighted average price of $3.5003 per Share. These Shares were sold in multiple transactions at prices ranging from $3.50 to $3.505, inclusive. On June 10, 2025, the GN Follow On Trust sold 18,620 Shares at a weighted average price of $3.5583 per Share. These Shares were sold in multiple transactions at prices ranging from $3.55 to $3.59, inclusive.

## Signatures
- Glenn H. Nussdorf: /s/ Glenn H. Nussdorf, Glenn H. Nussdorf (11/03/2025)
- GN 2016 Family Trust u/a/d August 12, 2016: /s/ Michael W. Katz, Michael W. Katz, Trustee (11/03/2025)
- GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016: /s/ Michael W. Katz, Michael W. Katz, Trustee (11/03/2025)